

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 12, 2017

<u>VIA E-mail</u>
John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands

> **Re: BeiGene, Ltd.**
> **Form 10-K**
> **Filed March 22, 2017**
> **File No. 001-37686**

Dear Mr. Oyler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Our Clinical-Stage Drug Candidates, page 7

1. The tables included on pages 7 and 8 do not clearly depict the development status of your product candidates. For example:

    - To depict the stage of development, you have used the terms "Dose Escalation," "Dose Expansion," "Registration Trials," "CTA Approval" and "Dose Confirmation/Expansion." These terms are not defined and it is not clear how these terms correlate with the phases of clinical development described later in your document.
    - It is not clear from your tables how many phases of clinical development remain. Your table should depict all trials completed and all trials you must conduct prior to approval.
    - The first table on page 8 depicts the trials in China. It is unclear where the trials depicted in the other tables occurred.

- With respect to the columns labeled "Potential Differentiation," it is not clear what you are differentiating.

In future filings, please revise your tables to address these issues.

2. We note your disclosure on page 34 that initial analysis of data from your Phase 1 trials suggests that BGB-283 is well-tolerated with a favorable safety profile. In future filings, please remove references to "favorable" safety profiles. Your characterization that your drug candidate's safety profile is "favorable" is a conclusion that is within the authority of the applicable regulatory authority.

PRC Regulation, page 61

3. We note your disclosures on page 63 that you "may" file an application for special examination and approval at the Clinical Trial Application stage, that registration applications for your four lead product candidates are filed under Category 1 and that the CFDA has approved your Clinical Trial Applications for your four lead product candidates. In future filings, please clarify the status of your registration applications, including whether you have secured special examination and approval under applicable regulations for any of your product candidates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance